Filed pursuant to Rule 433

Registration No. 333-150225

Wachovia Corporation

7.50% Non-Cumulative Perpetual Convertible Class A Preferred Stock, Series L

(liquidation preference $1,000 per share, no par value)

FINAL TERM SHEET

Dated April 14, 2008

Issuer:	Wachovia Corporation (“we” or “our”)

Security:	7.50% Non-Cumulative Perpetual Convertible Class A Preferred Stock, Series L (the “Series L Preferred Stock”)

Number of Shares Issued:	3,500,000 shares of Series L Preferred Stock

Over-allotment Option:	The underwriters also may purchase an additional 525,000 shares of Series L Preferred Stock at the public offering price within 30 days of the date hereof in order to cover over-allotments, if any (the “Over-allotment Option”)

Public Offering Price:	$1,000 per share of Series L Preferred Stock

Liquidation Preference:	$1,000 per share of Series L Preferred Stock or $3,500,000,000 aggregate liquidation preference (or $4,025,000,000 aggregate liquidation preference if the underwriters exercise their Over-allotment Option in full)

Maturity:	Perpetual

Dividend Rate:	7.50% per annum on a non-cumulative basis

Dividend Payment Dates:	Quarterly in arrears, if, as and when declared by our board of directors, payable on March 15, June 15, September 15, and October 15 of each year, commencing on June 15, 2008

Day Count:	30/360

Our Preferred Stock Ratings:	A2 (Moody’s) / A (S&P) / A+ (Fitch)

Redemption:	The Series L Preferred Stock will not be redeemable at our option

Conversion Right:	Each share of the Series L Preferred Stock may be converted at any time, at the option of the holder, into shares of our common stock, par value $3.33 1/3 per share (the “Common Stock”), at the then applicable conversion rate plus cash in lieu of fractional shares (subject to certain limitations on beneficial ownership).

Initial Conversion Rate:	32.0513 shares of Common Stock per share of Series L Preferred Stock, subject to anti-dilution provisions.

Initial Conversion Price:	$31.20 per share of Common Stock.

Conversion Premium:	30%

Public Offering Price of Common Stock in the Common Stock Offering:	$24.00 per share. See “Common Stock Offering” below.

Mandatory Conversion at Our Option:	On or after March 15, 2013, we may, at our option, at any time or from time to time cause some or all of the Series L Preferred Stock to be converted into shares of Common Stock at the then-applicable conversion rate if, for 20 trading days during any period of 30 consecutive trading days, the closing price of Common Stock exceeds 130% of the then-applicable conversion price of the Series L Preferred Stock.

Make-Whole Shares Upon Certain Acquisitions:	The following table sets forth the number of make-whole shares per share of Series L Preferred Stock for each Common Stock price and effective date set forth below:

	Stock Price
Effective Date	$24.00	$25.00	$27.50	$30.00	$31.20	$35.00	$40.56	$45.00	$50.00	$60.00	$80.00	$100.00

April 17, 2008	9.62	9.47	7.63	5.58	4.77	3.25	1.99	1.43	1.05	0.68	0.38	0.23
March 15, 2009	9.62	9.43	7.56	5.50	4.74	3.18	1.89	1.30	0.93	0.59	0.35	0.22
March 15, 2010	9.62	9.24	7.49	5.46	4.71	3.05	1.69	1.11	0.77	0.48	0.29	0.18
March 15, 2011	9.62	8.99	7.38	5.39	4.64	2.91	1.45	0.86	0.54	0.33	0.20	0.13
March 15, 2012	9.62	8.82	7.21	5.35	4.59	2.69	1.03	0.45	0.23	0.15	0.10	0.06
March 15, 2013	9.62	8.39	7.17	5.32	4.58	2.56	0.46	0.00	0.00	0.00	0.00	0.00
Thereafter	9.62	8.39	7.17	5.32	4.58	2.56	0.46	0.00	0.00	0.00	0.00	0.00

The exact Common Stock price and effective dates may not be set forth on the table, in which case:

•

if the Common Stock price is between two Common Stock price amounts on the table or the effective date is between two dates on the table, the number of make-whole shares will be determined by straight-line interpolation between the number of make-whole shares set forth for the higher and lower Common Stock price amounts and the two dates, as applicable, based on a 365-day year;

•	if the Common Stock price is in excess of $100.00 per share (subject to anti-dilution adjustments), no make-whole shares will be issued upon conversion of the Preferred Stock; and

•	if the Common Stock price is less than $24.00 per share (subject to anti-dilution adjustments), no make-whole shares will be issued upon conversion of the Preferred Stock.

Conversion Upon Fundamental Change:	If the reference price in connection with a fundamental change is less than $24.00 per share (subject to anti-dilution adjustments), in lieu of the make-whole adjustment described above, a holder may elect to convert each share of Series L Preferred Stock during the period beginning on the effective date of the fundamental change and ending on the date that is 30 days after the effective date of such fundamental change at an adjusted conversion price equal to the greater of (1) the reference price and (2) $12.00, which is 50% of the public offering price of the Common Stock in the Common Stock Offering, subject to anti-dilution adjustment. If the reference price is less than $12.00, holders will receive a maximum of 83.3333 shares of Common Stock per share of

Series L Preferred Stock, subject to anti-dilution adjustments, which may result in a holder receiving value that is less than the liquidation preference of the Series L Preferred Stock. In lieu of issuing Common Stock upon conversion in the event of a fundamental change, we may at our option, and subject to any necessary regulatory approval, make a cash payment equal to the reference price for each share of Common Stock otherwise issuable upon conversion.

Listing:	We will apply to list the Series L Preferred Stock on the New York Stock Exchange under the symbol “WBPrL.” If the listing is approved, trading of the Series L Preferred Stock on the New York Stock Exchange is expected to commence within a 30-day period after the original issue date of the Preferred Stock. The Common Stock trades on the New York Stock Exchange under the symbol “WB.”

Trade Date:	April 14, 2007

Settlement Date:	April 17, 2008

Proceeds to Us:	Approximately $3,412,500,000 before expenses (or approximately $3,924,375,000 before expenses if the underwriters exercise the Over-allotment Option)

Global Coordinator:	Wachovia Securities

Joint Bookrunning Managers:	Wachovia Securities Goldman, Sachs & Co.

Co-Managers:	Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, UBS Securities LLC

CUSIP/ISIN:	929903219 / US9299032196

Common Stock Offering:	Concurrent with this offering of the Series L Preferred Stock, we are offering 145,833,334 shares of Common Stock (or 167,708,333 shares if the underwriters of that offering exercise their over-allotment option in full) in a public offering at a public offering price of $24.00 per share (the “Common Stock Offering”). We expect to receive net proceeds from the Common Stock Offering of approximately $3,412,500,000 (or approximately $3,924,375,000 if the underwriters of that offering exercise their over-allotment option in full).

The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s, Standard and Poor’s and Fitch Ratings. Each of the security ratings above should be evaluated independently of any other security rating.

We have filed a registration statement (including prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents we have filed with the SEC for more complete information about the us and this offering. You may get these documents for free by visiting EDGAR on the

SEC Web site at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wachovia Securities toll-free at 1-800-326-5897 or Goldman, Sachs & Co. at 1-866-471-2526, or you may e-mail a request to syndicate.ops@wachovia.com.